August 14, 2024

Xiaodong (Sean) Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road Huli District
Xiamen, China 361009

       Re: Blue Hat Interactive Entertainment Technology
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-39001
Dear Xiaodong (Sean) Chen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing